Filed Pursuant to Rule 433

Conifer Holdings, Inc., Registration No. 333-205448

Issuer Free Writing Prospectus dated August 10, 2015

Relating to Preliminary Prospectus dated July 30, 2015

The following answers were provided by Brian Roney, the President of Conifer Holdings, Inc., to a potential investor on August 10, 2015.  The bracketed language below represents clarifications of Mr. Roney’s remarks.

Q.  Is Conifer going for an A.M. Best A- rating right away? When can you achieve that? What type of business will it afford you if achieved?

A.  Post deal, Conifer will be in a good financial position for an upgrade but since we don’t control A.M. Best we can’t guarantee it [and don’t have any specific visibility about their post-IPO plans for Conifer].  As an example, when North Point Holdings was rated B++ at the time of its IPO, it was upgraded by A.M. Best roughly 12-18 months post IPO.  We believe that roughly 90-95% of our current business is not sensitive [to a change in A.M. Best rating from a B+ to A-], but what it may do is open doors to new agents that require an A- such as Willis, Aon, etc.  It may also lead to other books of business.  It is more about opportunity over and above our current organic initiatives by having the higher rating.  An A- rating and increased licensing to support it would allow us to remove the fronting arrangement we have with IAT.

Q.  At what point can you remove the fronting arrangement with IAT? The fronting fee on this is 5%? On how much gross written premiums year to date?

A.  At present I would say that we believe less than 5% of our business [for the current calendar year to date] is impacted.

Q.  Conifer’s quota share arrangement — does it cover all business currently? When are you scheduled to cancel it?

A.  The quota share arrangement was not on all business; it excluded Florida property but certainly covered most of our business.  We terminated the quota share arrangement effective August 1, 2015.

Q.  On the recent Texas storms, how much catastrophic loss did you take from Texas storms in the second quarter?  How many claims? What was average severity? All personal lines? What type of exclusions on the E&S policy forms helped mitigate/prevent losses?

A.  We write mainly personal lines in Texas and are just starting some commercial lines business.  Keep in mind we did have Texas claims but much of the industry loss damage was due to flood damage and we don’t cover that peril in Texas.  But you are right that we have form and rate flexibility given the E&S nature of the products we write there.

Q.  As to Conifer’s catastrophic claims reinsurance coverage, does that cover all lines of business in all states? Are reinstatements prepaid?

A.  We have various property treaties in place.  We have coverage for up to $4 million for commercial umbrella [that is, multi-line] coverage and up to $3 million per personal lines risk.  We can buy facultative reinsurance above if needed.  If we did have a storm in Florida let’s say - then yes our Florida personal and commercial business would be included in our property catastrophe treaty - subject to our net retention.  Reinstatements are not prepaid but we did buy second and third event cover subject to reinstatement with a net retention of $1 million for each of the next two events.

Q.  As to Conifer’s excess of loss reinsurance coverage - does this cover all loss of business in all states?  Is Conifer on the hook for losses above $1.5 million?  How much did this cost?  What is maximum commercial limit offered? What is the average commercial premium size?

A.  On our excess of loss reinsurance treaty, we take the first $500,000 of risk per policy and we lay off the next $500,000 to the reinsurers.  Our net retention is $500,000 for commercial risks and $300,000 for personal lines.  We will offer commercial umbrella limits up to $4 million and can go higher if we buy facultative reinsurance to cover it.  The excess of loss treaty cost approximately 6.50% of subject premium [in calendar year 2014].  Average premium per commercial risk was roughly $5,000.

Q.  How much and percentage of Brian Roney’s net worth is invested in the company?  How much of Jim Petcoff’s?

A.  I can’t speak for percentage of Jim’s net worth that is in Conifer but he owns approximately half the company and we have approximately $50 million of GAAP equity right now.  As for me, it’s pretty much all I have.

Q.  What are the salaries for each of top five paid management?

A.  As for salaries, Jim Petcoff makes roughly $500,000 a year [in total compensation] and Nick Petcoff, Andy Petcoff and Brian Roney make less than that.

Q.  How is Conifer underwriting risk different than Zephyr Insurance Company in Hawaii for hurricane only policies?

A.  As for Hawaii underwriting, for example, we look at the wind speeds over the mountains and generally feel the coasts may make a better play because storm speeds typically go faster coming over the mountains making inland risks difficult, so we charge accordingly. We also look at single wall and double wall construction and charge appropriately for that as well.

Q.  What is normalized catastrophic claim loss ratio expected every year? And is the 55-60% expected loss ratio excluding catastrophic claims?

A.  We don’t have a specific catastrophic claim load number for our modeling that we give out but we might generally call it 5% [of our earned premiums, on average, based on our experience over the past three years.  We may use this percentage for general planning purposes, but catastrophic events can vary greatly in severity and that percentage can fluctuate materially.  See the risk factor relating to catastrophes on page 17 of our preliminary prospectus].  Our normalized expected 55% loss ratio is without taking catastrophic claims into account.

Q.  What happened to competition from 2005 - why is pricing better currently?

A.  We believe our pricing is holding up given the nature of our specialty niches, and all the mergers of many of our competitors.  Other companies have exited hospitality business as well.  We believe these factors have supported premium rates in this market generally since 2005.

Q. What do you think annual loss ratio, without taking into account catastrophic claims, could deteriorate to, with expected price outlook in the market, mitigated by your offsetting efforts, over the next two years?

A.  Our niches can support price over the next two years given the above.  Certain markets may be more price sensitive than others but not all at once most likely.

Forward Looking Statements

This free-writing prospectus contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus, other than statements of historical fact, are forward-looking. You can identify forward-looking statements by terminology such as “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “predicts,” “potential,” “seeks,” “should,” “will,” or “would,” or the negative of these terms, or similar expressions.

There are a number of important factors that could cause our actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include, but are not limited to:

•                  the occurrence of severe weather conditions and other catastrophes;

•                  the cyclical nature of the insurance industry, resulting in periods during which we may experience excess underwriting capacity and unfavorable premium rates;

•                  our ability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect us; a decline in our financial strength rating resulting in a reduction of new or renewal business;

•                  our ability to manage our growth effectively;

•                  exposure to credit risk, interest rate risk and other market risk in our investment portfolio;

•                  competition within the property and casualty insurance industry;

•                  the inherent uncertainty of estimating reserves and the possibility that incurred losses may be greater than our loss and loss adjustment expense reserves;

•                  inaccurate estimates and judgments in our risk management may expose us to greater risks than intended;

•                  the potential loss of key members of our management team or key employees and our ability to attract and retain personnel;

•                  potential effects on our business of emerging claim and coverage issues;

•                  losses in our investment portfolio;

•                  additional government or market regulation;

•                  a forced sale of investments to meet our liquidity needs;

•                  our underwriters and other associates could take excessive risks;

•                  losses resulting from reinsurance counterparties failing to pay us on reinsurance claims;

•                  the potential impact of internal or external fraud, operational errors, systems malfunctions or cybersecurity incidents;

•                  an adverse outcome in a legal action that we are or may become subject to in the course of our insurance operations; and

•                  failure to maintain effective internal controls in accordance with Sarbanes-Oxley.

If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements contained in this free-writing prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act which does not extend to initial public offerings. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Availability of Prospectus

Conifer Holdings, Inc. has filed a registration statement with the Securities and Exchange Commission relating to a proposed initial public offering of 4,600,000 shares of its common stock.  In connection with the offering, the issuer will grant the underwriters a 30-day option to purchase up to an additional 690,000 shares of common stock to cover any over-allotments.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This free writing prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

BMO Capital Markets Corp. and Raymond James & Associates, Inc. are acting as joint bookrunning managers of the offering and Sandler O’Neill & Partners, L.P. and William Blair & Company, L.L.C. are acting as co-managers.

This offering shall be made only by means of a prospectus. Copies of the preliminary prospectus relating to the offering may be obtained from: BMO Capital Markets Corp., 3 Times Square, New York, NY 10036, Attention: Equity Syndicate Department, Telephone: (800) 414-3627.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the prospectus may be obtained as described in the preceding paragraph.